FORM 51-102F3
Material Change Report

1.     Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.    Date of Material Change

May 14, 2007

3.    News Release

A news release was issued by the Corporation on May 14, 2007 through the facilities of Canada NewsWire.

4.     Summary of Material Change

The Corporation reported financial results for the first quarter ended March 31, 2007.

5.1   Full Description of Material Change

Please refer to the news release of the Corporation dated May 14, 2007 which is attached to this report as Schedule "A".

5.2  Disclosure for Restructuring Transactions

Not applicable

5.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51.102

Not applicable

6.    Omitted Information

No information has been omitted.

7.    Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and Chief Operating Officer (403) 262-1838

8.    Date of Report

May 15, 2007

NEWS RELEASE

BIRCH MOUNTAIN REPORTS FIRST QUARTER 2007 RESULTS

CALGARY, May 14, 2007– Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) today reported financial results for the first quarter ended March 31, 2007.

Highlights

During the first quarter of 2007, sales from the Muskeg Valley Quarry ("MVQ") were 74,293 tonnes with total revenues from limestone sales of $595,573. The average selling price for the first quarter was $8.02 per tonne as compared to the yearly average for 2006 of $3.04 per tonne. The Company did not have any revenue from sales in the first quarter of 2006. The Company earned additional revenue of $263,569 through contract trucking from the quarry to customers. Total cost of goods sold for the limestone sales was $493,257 and $255,730 for the contract trucking.

Inventory of limestone rock including blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles was approximately 1,850,000 tonnes valued at $5,248,926 at March 31, 2007. During the first quarter of 2007, the Company produced a total of 25,863 tonnes of aggregate, meeting various product specifications.

Working capital at March 31, 2007 was $6,135,469 a decrease of approximately $2.9 million from December 31, 2006. The decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $0.8 million on mineral development and exploration, $0.7 million on initial quarry operations and purchased approximately $0.8 million in equipment during the quarter.

The unusually large snowfall accumulations and harsh winter weather conditions experienced during the fourth quarter of 2006 and the resulting thick snowpack in January and February have caused delays in the start of the 2007 construction season. Orders and deliveries of aggregates began at the beginning of March, reflecting the seasonality of the aggregates business in Northern Alberta.

Financial Results (unaudited)

The Company reports a loss for the first quarter of 2007 of $3,627,564 as compared to a loss for the first quarter of 2006 of $2,065,281.

The Company’s main expenditures are categorized as administrative expenses, indirect quarry costs and mineral costs. Each category increased for the quarter ended March 31, 2007, as compared to the quarter ended March 31, 2006 as the Company focused on the operations at the MVQ and advancing the work on the Hammerstone Project.

Total general and administrative expenses ("G&A") for the first quarter 2007 were $2,995,201 as compared to 2006 of $1,833,601. Adjusting for stock based expenses of $815,827 and $959,297 for 2007 and 2006 respectively, adjusted G&A expenses were $2,179,374 for 2007 as compared to 2006 of $874,304. The largest contributor to this increase was interest and bank charges which totaled $939,386 for the first quarter of 2007 as compared to $2,062 for 2006. Interest expense on the $34.5 million convertible debentures and accretion of the equity component of the debentures comprised $796,724 of the interest expense increase with the majority of the balance due to interest on long term debt financing of quarry equipment. Amortization, accretion and depletion increased from $18,713 in the first quarter of 2006 to $221,170 in 2007 due to the amortization of new capital equipment utilized in the operations of the quarry in 2007.

Indirect quarry costs of $677,345 in the first quarter of 2007 increased by $503,677 as compared to 2006. Indirect quarry costs were substantially lower in 2006 as the quarry was not operational until March 2006. Mineral exploration costs expensed in the income statement were $107,552 for the first quarter of 2007 as compared to $273,810 for 2006. This decrease resulted from reduced surface evaluation costs and exploration activity in the first quarter of 2007.

In 2006, Birch Mountain focused most of its resources on the opening and development of the MVQ. During the first quarter of 2007, the Company significantly reduced costs relating to industrial minerals development and exploration to concentrate on the operation of the quarry. The industrial mineral development costs during the first quarter of 2007 were spent on:

  $238,000 related to salaries and benefits of personnel;

  $391,000 for administration including $289,000 related to capitalized stock compensation expense for development personnel;

  $51,000 for aggregate used for internal road development and site preparation; and

  $78,000 for land lease and permit costs.

Mineral development costs capitalized for the first quarter of 2007 were $722,283 as compared to $7,416,042 for 2006. Site preparation costs and materials, services and drilling capitalized in the first quarter of 2007 were reduced to $96,763 from $6.6 million. The Company spent $4.6 million developing the quarry site in the first quarter of 2006 and spent $2.0 million for work related to the Hammerstone Project environmental impact assessment and application and the updated prefeasibility report, which was filed in May 2006.

Summarized unaudited consolidated financial statements as at and for the three months ending March 31, 2007 are reported in the tables below. The Company encourages readers to review our complete First Quarter 2007 Financial Report and other informational disclosures on SEDAR and/or EDGAR at www.sedar.com and www.edgar.com.

Table A
Consolidated Balance Sheets	UNAUDITED
AS AT	March 31,	December 31,
	2007	2006
ASSETS
Current
Cash and cash equivalents	5,638,302	1,345,483
Accounts receivable	1,464,203	2,202,698
Inventory	5,248,926	5,703,196
Prepaids and deposits	6,395,151	7,995,965
	18,746,582	17,247,342
Long term prepaids	137,294	137,294
Restricted cash	3,000,000	4,250,000
Property, plant and equipment	19,362,486	18,729,682
Mineral properties	45,303,239	44,608,237
TOTAL ASSETS	86,549,601	84,972,555
LIABILITIES
Current
Bank loan	4,868,000	-
Accounts payable and accrued liabilities	3,838,985	4,113,610
Current portion of long term debt	1,416,041	1,580,858
Deferred revenue	50,306	50,306
Other current liabilities	2,437,781	2,437,781
	12,611,113	8,182,555

Long term debt	5,684,337	6,911,321
Asset retirement obligation	1,024,766	1,100,000
Convertible debentures	28,816,311	28,537,087
	48,136,527	44,730,963
SHAREHOLDERS’ EQUITY
Share capital	48,028,206	47,489,830
Contributed surplus	11,497,333	10,236,663
Deficit	(21,112,465)	(17,484,901)
	38,413,074	40,241,592
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	86,549,601	84,972,555

Table B
Consolidated Statements of Loss and Deficit	UNAUDITED
For the three month period ended	March 31,	March 31,
	2007	2006
Limestone sales	$595,573	$-
Delivery revenue	263,569	-
Cost of revenues	748,987	-
Interest and other income	42,379	215,798
Expenses	2,995,201	1,833,601
Mineral exploration costs	107,552	273,810
Quarry operation costs	677,345	173,668
Loss	$3,627,564	$2,065,281
Loss per share, basic and fully diluted	$(0.04)	$(0.03)
Ending Deficit	$21,112,465	$9,355,906

Shareholder Presentation

The Company will be hosting a forty-five minute shareholder conference call at 11:00 AM Eastern, 9:00 AM Mountain on Monday May 14, 2007. A copy of the slides will be available on the Company’s website at www.birchmountain.com Monday morning, in advance of the presentation.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, Executive Chairman & CEO or Dan Rocheleau, Acting CFO & Director of Financial Reporting, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.